[PERFICIENT, INC. LETTERHEAD]

February 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 7010
Washington, D.C.  20549-7010
Attention:              Mark P. Shuman
Branch Chief - Legal

Re:          Perficient, Inc.
Registration Statement on Form S-3
Filed January 31, 2008
File No. 333-148978

Form 10-K for the Fiscal Year Ended December 31, 2006, as amended
File No. 1-15169

Ladies and Gentlemen:

I am writing on behalf of Perficient, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated February 7, 2008, with respect to the review of the Company’s Registration Statement on Form S-3 initially filed with the Commission on January 31, 2008, File No. 333-148978 (“Registration Statement”).  For your convenience, the numbered paragraph below restates the numbered paragraph in the Staff’s letter to the Company, and the discussion set forth below each numbered paragraph is the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 35

1.
We note your statement that “the Company has determined that its disclosure controls and procedures were effective.”  Notwithstanding your statement that the company’s principal executive and financial officers participated in the evaluation of the effectiveness of the company’s disclosure controls, Item 9A of Form 10-K and Item 307 of Regulation S-K require that you disclose the conclusions of your principal executive and principal financial officers, not of the company.  Please tell us whether the effectiveness conclusions you ascribe to the company were those of your principal executive and financial officers.  Also, confirm your understanding of this item requirement and that you will conform your disclosure to its requirements in future filings.

The Company hereby confirms to the Staff that the effectiveness conclusions ascribed to the Company regarding the effectiveness of the Company’s disclosure controls and procedures were those of its principal executive and principal financial officers, and not of the Company.  The Company also confirms its understanding of Item 9A of Form 10-K and Item 307 of Regulation S-K and will conform its disclosures regarding the effectiveness of the Company’s disclosure controls and procedures in future filings to the requirements of these items.

Please direct any questions, comments or requests for additional information to the undersigned at (314) 529-3551 or to our outside legal counsel, J. Nixon Fox, III at (512) 542-8427.  Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Paul E. Martin

Paul E. Martin
Chief Financial Officer
Perficient, Inc.